Exhibit 99.43

LINEAR GOLD CORP

Linear Gold Update on the Reorganization and Anticipated Distribution of Linear Metals Corporation as a Dividend-in-Kind to Linear Gold Shareholders

May 31, 2006 - Halifax, Nova Scotia – Linear Gold Corp. (LRR.TSX) reports that the planned reorganization involving the shareholder distribution and listing of the shares of Linear Gold's 100% owned subsidiary, Linear Metals Corporation (“Linear Metals”) , on the TSX Venture Exchange is proceeding well and is expected to be completed during the month of June 2006 ..   The reorganization, which is expected to be completed in substantially the same form as announced on April 24, 2006, has encountered some minor delays in receiving the necessary regulatory approvals and accordingly the initially anticipated record date of May 30, 2006 was not met. The actual record date will be established following receipt of all required regulatory approvals and will be announced in a Linear Gold press release issued immediately after the record date has been established.

Linear Metals Strategy

Linear Metals plans to explore and advance its initial portfolio of properties while aggressively pursuing non-gold assets with an initial focus on Mexico.  Linear Metals will pursue acquisitions that are not in competition with Linear Gold.

For further information please contact Brian MacEachen, Chief Financial Officer or Terry Christopher, Manager of Investor Relations at 1-902-422-1421.

/s/ Wade K.Dawe

Wade K. Dawe, President

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

European Investor Relations contact:

        Nick Fuller or Samantha Fletcher

        Fuller Fletcher & Associates Ltd

        Tel:  +44 207 256 5204

        Fax: +44 207 256 5678

2000 Barrington Street ♦ Suite 502 ♦ Halifax, Nova Scotia ♦ B3J 3K1 ♦ Canada
Tel: 902 422 1421 ♦ Fax: 902 491 4281 ♦ Toll Free: 1 866 546 3272 ♦ ww.lineargoldcorp.com